Colorado Office 10758 W. Centennial Rd., Ste. 200 Littleton, CO 80127 Tel: (866) 981-4588 Fax: (720) 981-5643	Wyoming Office 5880 Enterprise Dr., Ste. 200 Casper, WY 82609 Tel: (307) 265-2373 Fax: (307) 265-2801

September 10, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ur-Energy, Inc.

Registration Statement on Form S-3 (the “Registration Statement”)

File No. 333-198232

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ur-Energy Inc. (the “Company”), hereby requests that the effective date of the Registration Statement be accelerated so that the same will become effective at 4:00 p.m. Eastern Time on Friday, September 12, 2014, or as soon thereafter as practicable.

On behalf of the Company, I hereby acknowledge that:

1.                   Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.                   The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.                   The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TSX: URE | NYSE MKT: URG

www.ur-energy.com

Should you have additional questions or comments, please contact the undersigned at (303) 269-7705 or Brian Boonstra of Davis Graham and Stubbs LLP at (303) 892-7348.

Sincerely,

/s/ Penne A. Goplerud

Penne A. Goplerud

General Counsel and Corporate Secretary

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